SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number

(Check one)

|X| Form 10-K and Form 10-KSB       |_| Form 11-K
|_| Form 20-F       |_| Form 10-Q and Form 10-QSB    |_| Form N-SAR

            For period ended June 30, 1996

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

  For the transition period ended ____________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: All


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                                        RSI Systems, Inc.
Former name if applicable
Address of principal executive office (Street and Number)  7400 Metro Boulevard
                                                           Suite 475
City, State and Zip Code                                   Minneapolis, MN 55439


                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Management of RSI Systems, Inc. (the "Company") has experienced a delay in preparing its Form 10-KSB for the year ended June 30, 1996 due to several reasons. First, the Company's Chief Financial Officer resigned in late August 1996 to pursue other interests. Secondly, the Company's new President and Chief Executive Officer has only recently assumed office (July 1, 1996). The Company is also in the process of exploring obtaining additional financing. As a result of the above items, management and the board of directors of the Company has not had the opportunity, without unreasonable effort and expense, to adequately review the draft of the Form 10-KSB or finalize the financial statements. Accordingly, the Company is unable to file the Form 10-KSB without unreasonable expense or effort, but expects to file the document on or prior to October 15, 1996 (15 calendar days after the due date of the Form 10-KSB).



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    Donald C. Lies                                   612          896-3020
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date September 30, 1996             By   /s/  Donald C. Lies
                                       -------------------------
                                       Donald C. Lies
                                       President and Chief Executive Officer